July 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Becky Chow

Re: Dril-Quip, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2023 Response dated July 8, 2024
File No. 001-13439

Dear Ms. Chow:

On behalf of Dril-Quip, Inc., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated July 12, 2024 regarding the Company’s Annual Report on Form 10-K/A (the “Form 10-K/A”) filed with the Commission on July 8, 2024.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.

Form 10-K/A for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

1.
We note that the discussion of your results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 is being incorporated by reference to your 2022 Form 10-K. In light of your restatement to the 2021 financial statements, please tell us what consideration you gave to including a revised discussion in your current MD&A for those periods.

Gibson, Dunn & Crutcher LLP
811 Main Street Suite 3000 | Houston, TX 77002-6117 | T: 346.718.6600 | F: 346.718.6620 | gibsondunn.com

U.S. Securities and Exchange Commission July 15, 2024 Page 2

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that we considered updating our current MD&A for the year ended December 31, 2022, compared to the year ended December 31, 2021 to discuss the restatement. The first paragraph of Item 7 in our Form 10-K/A for the year ended December 31, 2023 (“2023 10-K/A”) states “This discussion should be read in conjunction with the Company’s consolidated financial statements and notes…”; we believe readers will refer to our consolidated financial statements and notes presented in the 2023 10-K/A when reading our MD&A. We believe that the Explanatory Note, Footnote 9, and Footnote 21 in our 2023 10-K/A identify the misclassification of the inventory write-down charges of $67 million in Restructuring and other charges and the subsequent correction to include them in Cost of Sales. Further, the inventory write-downs associated with the restructuring plans were specifically discussed in our Form 10-K for the year ended December 31, 2022 (“2022 Form 10-K”) in connection with Restructuring and Other Charges. We believe that any user who refers to our results of operations for the year ended December 31, 2022, compared to the year ended December 31, 2021, incorporated by reference from our 2022 Form 10-K, will also refer to our financial statements and notes included in the 2023 10-K/A to have an understanding of the Company’s financial position, results of operations, comprehensive income (loss) and cash flows. Additionally, given that year ended 2021 results will not be presented in future filings, the Company does not believe revising its historic MD&A would be relevant or decision-useful to any investors or users of our historic financial statements.

2.
We note that the Adjusted EBITDA includes an adjustment for restructuring and other charges for each of your reporting periods. We also note your Item 4.02 Form 8-K filed on July 8, 2024 states "Since the error is related to misclassification on the Consolidated Statement of Income (loss), there was no impact on...“Adjusted EBITDA”". Since inventory write-downs are a cost of sales, please clarify why this charge would still be adjusted in your calculation of Adjusted EBITDA. Considering the nature of your business, adjustments to write off inventory appear to be normal operating expenses. We refer you to Questions 100.01 in the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that we define Adjusted EBITDA as net income excluding income taxes, interest income and expense, depreciation and amortization expense, stock-based compensation, non-cash gains or losses from foreign currency exchange rate changes as well as other significant non-cash items and other adjustments for certain charges and credits. The 2021 inventory write-downs of approximately $67 million were significant non-cash items that meet the Company’s definition of Adjusted EBITDA. Additionally, the inventory write-downs were not routine adjustments to reflect inventory at the lower of cost or net realizable value due to normal obsolescence, damage or

U.S. Securities and Exchange Commission July 15, 2024 Page 3

typical changes in market conditions. Rather, these write-downs were due to a strategic shift from an in-house manufacturing model to outsourcing production and the discontinuation of certain product categories as a part of global restructuring efforts triggered by our strategic pivot to vendor outsourcing and the termination of specific product lines.

Adjusted EBITDA is provided in our 2023 10-K/A to evaluate and compare our operational results across periods by excluding the impact of our capital structure and specific items affecting the comparability of operating results. These write-downs are non-cash, non-recurring, and non-normal expenses, consistent with the criteria outlined in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Inventory write-downs arising from normal business activities that are not related to the restructuring plans have not been adjusted for in our Adjusted EBITDA calculations. Our approach to Adjusted EBITDA aims to segregate operational expenses from unusual charges to maintain transparency and comparability in our financial reporting.

The write-downs in question are atypical and not part of our ongoing business operations. Consequently, we believe including these non-recurring inventory write-downs in the reconciliation to Adjusted EBITDA prevents distortion of our underlying profitability metrics and ensures a more accurate comparison across reporting periods.

Item 11. Executive Compensation, page 90

3.
We note that you checked the box indicating that error corrections to your financial statements are restatements that required a recovery analysis of incentive-based compensation received by any of your executive officers during the relevant recovery period pursuant to §240.10D-1(b). Please tell us what consideration you gave to disclosing your recovery analysis of awarded compensation pursuant to your compensation recovery policy provided in Exhibit 97 of your Form 10-K. We refer you to Item 402(w) of Regulation S-K. In addition, we remind you that any Item 402(w) disclosure should be provided in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that Dril-Quip determined that the disclosure regarding the restatement included in its Form 8-K filed on July 8, 2024 and its Form 10-K/A filed on July 8, 2024 included sufficient information for investors to understand that the restatement did not impact any incentive-based compensation subject to the policy. Specifically, the only incentive-based compensation since the adoption of that policy effective on October 2, 2023 (and therefore subject to the policy) were (i) stock performance units that vested at 0% payout on October 28, 2023 and (ii) bonuses awarded for 2023 based on

U.S. Securities and Exchange Commission July 15, 2024 Page 4

2023 Adjusted EBITDA and bookings, neither of which was related to or impacted by the restatement for the fiscal year ended December 31, 2021. Dril-Quip plans to disclose that the compensation committee of Dril-Quip reviewed the restated financials and concluded that there was no recovery of erroneously awarded compensation required under the policy because the restated financials did not impact any incentive-based compensation received on or after October 2, 2023 in its next proxy statement when it incorporates its executive compensation disclosures.

Please direct any questions concerning this letter to the undersigned at (346) 718‑6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale

Gerald M. Spedale

GIBSON, DUNN & CRUTCHER LLP

cc: James C. Webster, Vice President, General Counsel and Secretary